Exhibit 99.2

CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Cellect Biotechnology Ltd. (the “Company”) hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer, and Eyal Leibovitz, Chief Financial Officer, or either of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorney – Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on November 1, 2020 at 2:00 P.M. Israel Standard Time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual Meeting of Shareholders and Proxy Statement relating to the said Meeting.

The undersigned acknowledges receipt of the Notice of the Annual Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF

CELLECT BIOTECHNOLOGY LTD.

November 1, 2020

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect the following director nominees to serve as directors until the next Annual General Meeting of the Company:

1A. Dr. Shai Yarkoni	☐	FOR	☐	AGAINST	☐	ABSTAIN

1B. Abraham Nahmias	☐	FOR	☐	AGAINST	☐	ABSTAIN

1C. David Braun	☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve a grant of options to purchase 97,736 ADSs to Dr. Shai Yarkoni, the Company’s Chief Executive Officer, as set forth in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2A.	Please mark YES if you are a controlling shareholder or have a personal interest in the approval of the Company’s compensation policy, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐ YES ☐ NO

3.	To approve the grant of options to purchase 19,544 ADSs to Mr. Abraham Nahmias, the Company’s Chairman of the Board of Directors, as set forth in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	To approve the grant of options to purchase 9,772 ADSs to Mr. David Braun, a member of the Company’s Board of Directors, as set forth in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	To re-appoint Brightman, Almagor Zohar & Co., A Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm until the next Annual Meeting of the Company and to authorize the Company’s Board of Directors to determine its compensation for the fiscal year ending December 31, 2020.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.

To approve the election of Yali Sheffi as an external director of the Company, to serve for a three-year term commencing on the date of his election at the extraordinary meeting, including his remuneration and grant of options, as set forth in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐ YES ☐ NO

8.	To approve the grant of options to purchase 9,772 ADSs to Jonathan Burgin, external director grantee of the Company, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________, 2020
NAME	SIGNATURE	DATE

_____________, 2020
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.